Ballard Power Systems Inc.

News Release

Ballard Monetizes Non-Core Investment for $44.5 Million

For Immediate Release – December 21, 2009

VANCOUVER, CANADA– Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) announced that it has closed an agreement effective today with a financial institution to monetize its rights under the Share Purchase Agreement with Ford Motor Company (Ford) relating to Ballard’s 19.9% equity interest in Automotive Fuel Cell Cooperation Corp. (AFCC). Ballard will receive total gross proceeds of approximately $44.5 million: a $37 million payment today and a further contingent payment of $7.5 million due upon maturation of the Share Purchase Agreement on or before January 31, 2013. Ballard’s receipt of the contingent payment is subject to the financial institution’s rights in the transaction remaining unsubordinated.

Bruce Cousins, Ballard’s Chief Financial Officer said, “Given the recent improvement in public debt market conditions and Ford’s credit rating, we believe that this is the appropriate time to monetize this non-core investment”.

John Sheridan, Ballard’s President & CEO said, “The cash proceeds from this transaction bolster Ballard’s strong balance sheet and strengthen our positioning to execute our clean energy growth priorities in backup power, supplemental power, distributed generation and motive power applications”.

Ballard expects to book a gain associated with this transaction of approximately $34 million in its fourth quarter results. This transaction does not affect Ballard’s business relationships with AFCC, Daimler, Ford, and their affiliates. Ballard will continue to supply technical services and fuel cell components and modules.

Background
As part of the monetization agreement, Ballard has pledged its shares in AFCC and assigned its right to “put” or sell those shares to Ford for $65 million plus interest after January 31, 2013. The value of the monetization of the agreement with a financial institution was determined based on a number of variables, including Ford’s cost of borrowing, expected future London Interbank Offered Rates (LIBOR), time remaining to the Share Purchase Agreement’s maturity date and general market and other conditions. All required approvals from Daimler AG, Ford and AFCC were received prior to the closing of this transaction. Ballard’s intellectual property rights are unaffected by this transaction.

Lazard Frères & Co. LLC acted as a financial advisor to Ballard for the transaction.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) is a clean energy growth company with product leadership in fuel cell power solutions, initially on the material handling and stationary power markets. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements that are provided to enable external stakeholders to understand our expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

For further information, or to arrange an interview with a Ballard spokesperson, please contact Lori Rozali at telephone number 604-453-3683 or on e-mail media@ballard.com. Ballard and the Ballard logo are registered trademarks of Ballard Power Systems Inc.